

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 2, 2017

Mark Lynch
Chief Financial Officer
Appian Corporation
11955 Democracy Drive, Suite 1700
Reston, Virginia 20190

> **Re:** **Appian Corporation**
> **Registration Statement on Form S-1**
> **Filed April 27, 2017**
> **File No. 333-217510**

Dear Mr. Lynch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Quarterly Results of Operations

Backlog, page 75

1. Please revise to specify the percentage of your backlog that is not reasonably expected to be filled within the current fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 10. Subsequent Events, page F-51

2. Please revise to disclose the date through which you evaluated subsequent events and whether that date represents the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50.

3.   Please reconcile the $5.7 million pro forma adjustment for the cumulative stock-based compensation expense disclosed on page 12 to the $6.1 million to $6.4 million disclosed here. As part of your response, please tell us the amount of expense included for the 972 thousand options issued in April 2017 and how this amount was determined.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Brian F. Leaf, Esq.
       Cooley LLP